

January 5, 2023

Michael Blitzer
Co-Chief Executive Officer
Inflection Point Acquisition Corp.
34 East 51st Street, 5th Floor
New York, NY 10022

> **Re: Inflection Point Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed December 23, 2022**
> **File No. 333-267846**

Dear Michael Blitzer:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4 filed December 23, 2022

General

1. Refer to the top of page 145.  With a view toward clarified disclosure, please tell us what role/services each capital markets advisor will provide to the target and the reasons for engaging three separate entities as capital markets advisor.

You may contact Beverly Singleton at 202-551-3328 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters.  Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:    Joel Rubinstein